November 5, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549
Attn: Deborah O’Neal-Johnson and Kathy Churko

Re:	Portman Ridge Finance Corporation;
Amendment to Form N-14, File No. 333-233664

Dear Ms. O’Neal-Johnson and Ms. Churko:

On behalf of Portman Ridge Finance Corporation (“PTMN” or the “Company”), we are providing the following response to a comment received by telephone from the staff of the Securities and Exchange Commission (the “Commission”) on October 22, 2019 and subsequent telephone calls relating to PTMN’s Form N-14 filed with the Commission on September 6, 2019, as amended on October 15, 2019 (the “Registration Statement”). Please note that all capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Accounting Comment

1.
Following up on the response to accounting comment #4 in the prior response letter, please explain the impact, if any, of the day-one unrealized gain on the income portion of the incentive fee for PTMN after closing of the transaction. Depending on your response, please consider whether additional disclosure revisions are necessary.

PTMN will adjust the cost basis for the acquired assets as a result of the transaction. This purchase discount adjustment is not expected to result in any immediate impact on the capital gains incentive fees that are contractually payable by PTMN, since it will be reflected as an unrealized gain at closing. PTMN will begin to accrete such purchase discount into income following the closing of the transaction over the remaining lives of the acquired investments. At closing, PTMN would also accrue a liability for incentive fees which may be earned related to the unrealized gain. Currently, PTMN does not expect to acquire any equity positions that would require adjustment, but this would apply to debt investments. To the extent PTMN holds these investments to maturity, the purchase discount would accrete as investment income over time, and would factor into whether PTMN reaches the applicable income hurdle that would trigger an incentive fee on income. This would be the same for any other asset that PTMN may acquire at a discount, and therefore PTMN does not believe it is necessary to add any additional disclosure regarding the impact of the transaction on the income portion of the incentive fee. However, to the extent PTMN sells one or more of the acquired assets prior to maturity, it is possible that PTMN could realize capital gains that impact the capital gains portion of the incentive fee. In this respect, the impact on the capital gains realized by PTMN could be more significant if PTMN disposes of an acquired asset shortly after the closing of the transaction. Accordingly, PTMN has added disclosure to the amended Registration Statement indicating that if PTMN disposes of a significant amount of the acquired assets shortly after the closing of the transaction, it is possible that such sales could materially increase the incentive fee on any capital gains paid by PTMN to Sierra Crest.

2.	Please supplementally explain how you have analyzed the $3 million payment from Sierra Crest to OHAI Stockholders from an accounting perspective, and discuss whether you intend to treat the payment as part of the merger consideration from an accounting perspective.

The PTMN/OHAI merger is structured to be a “NAV for NAV” transaction, with both net asset values (“NAVs”) representing the fair value of the net assets of each BDC at closing. In all cases, the aggregate cash and stock that PTMN will pay to OHAI will equal the value of OHAI’s net assets, and any shares issued by PTMN will be issued at the then-current net asset value per share.

It should be noted that since both PTMN and OHAI trade at significant discounts to NAV, the merger was structured to be a NAV for NAV transaction.  If viewed on a relative market value basis, on June 30th 2019 PTMN would have been paying approximately a $2.5 million premium.

The separate $3 million payment from Sierra Crest to OHAI stockholders is a fixed amount not related to the NAV for NAV consideration to be paid by PTMN. Rather, the $3 million to be paid by Sierra Crest is a payment by a non-stockholder manager out if its own resources for a benefit that will accrue to the manager (i.e., the opportunity to earn additional management and incentive fees on the acquired assets in the future).

From a legal perspective, the merger and the $3 million payment are intended to be viewed as separate. Pursuant to the PTMN/OHAI Merger Agreement, the $3 million payment from Sierra Crest was structured as a separate and direct payment to OHAI stockholders in recognition of Sierra Crest’s ability to earn additional management and incentive fees on the acquired assets.  Consistent with that approach, the PTMN/OHAI Merger Agreement did not include the $3 million payment in Article II (Effect of the Merger on Capital Stock; Exchange of Certificates) of the Merger Agreement where the term “Merger Consideration” is defined, but the additional payment was rather included in Article VI (Covenants and Agreements) of the Merger Agreement as an additional covenant amongst the parties.

In evaluating the accounting for the Merger, the Company evaluated the $3 million payment from Sierra Crest by referencing Staff Accounting Bulletin No. 107 (“SAB 107”) Topic 5: Miscellaneous Accounting, paragraph T, Accounting for Expenses or Liabilities Paid by Principal Stockholder(s). In analyzing this guidance, the Company does not intend to treat the $3 million payment as part of the merger consideration since:

1.	The merger is structured as a NAV for NAV transaction, in which PTMN is purchasing the assets of an externally managed BDC.

2.	The $3 million is payable directly to OHAI shareholders, is a fixed amount and is not related to the NAV for NAV consideration to be paid by PTMN.

3.
Sierra Crest is not a stockholder of PTMN. ASC Topic 718 relates to the accounting and disclosure requirements of stock compensation, and thus substantively is not applicable to this transaction. ASC Topic 718 is referred to by Topic 5T in the context of a holder of an economic interest in a company making a payment on behalf of the company and discusses compensation that would be tied to that economic interest. While it may be possible to take a different view, Sierra Crest is not making this payment or benefitting from the payment as a stockholder of PTMN, but instead Sierra Crest will be the beneficiary of the $3 million payment directly to OHAI shareholders stemming from the opportunity for Sierra Crest to earn additional management and incentive fees in its role as investment adviser.

4.
Given these facts, recognition as a deemed capital contribution would not be the best reflection of the accounting outcome of the transaction. The Company intends to follow the disclosure guidance in accordance with ASC Topic 850 – Related Party Disclosures, as that more appropriately reflects the accounting reality in this case.

To date, the Company’s auditor has not disagreed with PTMN’s conclusion but will continue to perform its analysis of the accounting treatment and consider this issue in connection with PTMN’s annual audit.

Please call me (202-636-5543) or Christopher Healey (202-636-5879) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ RAJIB CHANDA

cc:	Jacob Sandovall, Division of Investment Management
Jenson Wayne, Division of Investment Management
Jonathan L. Corsico, Simpson Thacher & Bartlett LLP
Christopher P. Healey, Simpson Thacher & Bartlett LLP
Harry S. Pangas, Dechert LLP
Bernardo L. Piereck, Dechert LLP
Kenneth E. Young, Dechert LLP